

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2015

Via E-mail
Symeon Palios
Chairman and Chief Executive Officer
Diana Containerships Inc.
Pendalis 18, 175 64 Palaio Faliro
Athens, Greece

> **Re:** **Diana Containerships Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2014**
> **Filed March 23, 2015**
> **File No. 001-35025**

Dear Mr. Palios:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>If our vessels call on ports that are subject to restrictions… page 16.</u>

1. You stated in your letter to us dated May 23, 2011 that none of your vessels had called on ports in countries identified by the U.S. government as state sponsors of terrorism. However, you state on page 16 that you may be adversely affected if your vessels call on ports located in such countries. Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. You do not describe in the Form 20-F specific contacts with Sudan or Syria. Please provide us with information regarding any contacts with Sudan or Syria since the referenced letter. You should describe any goods, services or fees you have provided to Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Sudan and Syria or entities they control.

2. Please tell us the approximate dollar amounts of any revenues, assets and liabilities associated with each of Sudan and Syria for the last three fiscal years and the subsequent interim period.

3. Securities Exchange Act Section 13(r)(1)(D)(iii) requires disclosure in a reporting company's annual report if, during the period covered by the report, the company or any of its affiliates knowingly conducted any transaction or dealing with any person or entity identified under Section 560.304 of Title 31, Code of Federal Regulations (relating to the definition of the Government of Iran) without the specific authorization of a Federal department or agency. We note that Diana Shipping Inc. included Section 13(r) disclosure in its Form 20-F for the fiscal year ended December 31, 2014, apparently in response to the requirements of Section 13(r)(1)(D)(iii). You do not include similar disclosure in your Form 20-F. Please provide us with your analysis of why you were not required to include in your Form 20-F the information Diana Shipping Inc. included in its Form 20-F in response to Section 13(r).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Gary J. Wolfe, Esq.
        Seward & Kissel, LLP

        Anne Nguyen Parker
        Assistant Director
        Division of Corporation Finance